[COMPANY LETTERHEAD]

May 4, 2012

VIA EDGAR AND EMAIL

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Watson Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 16, 2012 Form 8-K Dated February 14, 2012 Filed February 14, 2012 File No. 001-13305

Dear Mr. Rosenberg:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated April 20, 2012 to Mr. R. Todd Joyce. For your convenience, the Staff’s comments precede our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Comment 1

Item 1. Business, page 3

1.	We note that you have entered into exclusive agreements with Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Pfizer, Inc. to market the authorized generic versions of Concerta and Lipitor. We also note that under your MD&A section you disclosed a 44% increase in revenue from your Global Generics segment in 2011 and note that this increase is “primarily attributable” to the May 2011 launch of the authorized generic version of Concerta and the November 2011 launch of the authorized generic version of Lipitor. As such, your exclusive agreements with Ortho-McNeil-Janssen and Pfizer appear to be material contracts upon which you are substantially dependent. Please file these agreements as exhibits to your filing as required under Item 601(b)(10)(ii)(B) of Regulation S-K or provide an analysis as to why these agreements are not required to be filed as exhibits. In addition, please revise your disclosure to describe the material terms of each agreement including, as applicable, the profit sharing provisions, termination provisions, and duration of the agreements.

Jim B. Rosenberg

May 4, 2012

Our Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has filed the contracts in question as exhibits to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 3, 2012 (the “2012 First Quarter 10-Q”). In addition, the Company has added the following disclosure regarding the material terms of the contracts in “Note 1 – General” to Notes To Condensed Consolidated Financial Statements of the 2012 First Quarter 10-Q on page 6:

“Global Generics Business Development

Watson has entered into exclusive agreements with Ortho-McNeil-Janssen Pharmaceuticals, Inc. (“OMJPI”) and Pfizer, Inc. (“Pfizer”), to market the authorized generic version of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin), respectively. Under the terms of the agreements, OMJPI and Pfizer supply Watson with product. Watson launched its authorized generic of Concerta® and Lipitor® on May 1, 2011 and November 30, 2011, respectively.

Under the terms of its agreements, Watson pays a royalty to OMJPI based on the gross profit of product revenues as defined in the agreements. Our share of the gross profit on sales of methylphenidate ER increases each quarter through the middle of 2012. The agreements with OMJPI and Pfizer expire on December 31, 2014 and November 30, 2016, respectively, and are subject to normal and customary early termination provisions.

In accordance with the acquisition agreement of the Arrow Group on December 2, 2009, the Arrow Group selling shareholders have the right to receive certain contingent payments based on the after-tax gross profits, as defined by the agreement, on sales of atorvastatin within the U.S. (the “Territory”) from product launch date up to and including May 31, 2013 (the “Contingent Payment Period”). The determination of contingent payment amounts is dependent upon the existence of generic competition within the Territory and after-tax gross profits earned, as defined in the acquisition agreement. Should there be no competing generic product launched in the Territory during the Contingent Payment Period, payment of contingent consideration will be calculated as 50% of the after-tax gross profits, as defined in the acquisition agreement. Should there be a competing product to atorvastatin launched in the Territory during the Contingent Payment Period, the contingent consideration will be calculated as either 85% of the after-tax gross profits or 15% of the after-tax gross profits, as defined in the acquisition agreement, with total contingent payments being limited to $250.0 million during the Contingent Payment Period.”

Jim B. Rosenberg

May 4, 2012

Comment 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2011 Compared to 2010, page 48

2.	Please provide us proposed revised disclosure analyzing changes in net revenues by segment to be included in future filings that quantifies the impact of price changes separately from volume changes. Please see Item 303(a)(3)(iii) of Regulation S-K.

Our Response:

The Company respectfully acknowledges the Staff’s comment. The Company gave due consideration in the creation of the narrative presented, and respectfully submits that its disclosure on page 48 appropriately states that the increase in the Company’s net revenues during 2011 were “primarily due to higher sales of extended release products ($620.3 million), primarily attributable to the May 2011 launch of an authorized generic version of Concerta® (methylphenidate ER), the November 2011 launch of an authorized generic version of Lipitor® (atorvastatin) and higher international revenues ($75.8 million) as a result of the Specifar acquisition in May 2011 and a number of product launches in certain key markets.” We believe this disclosure makes clear that new products and an acquisition were the primary drivers of the higher segment net revenues in 2011.

We also note that management does not analyze the Company’s business by quantifying the impact of price changes separately from volume changes. In fact, the Company’s accounting information systems do not have the capability of tracking such information on a global basis to the specificity required for an SEC filing. Management respectfully submits that it would be overly burdensome and impractical at this time to implement new or updated accounting information systems simply to give management the ability to separately track the impact of price changes and volume changes.

Moreover, even if the Company had the capability to quantify the impact of price changes separately from volume changes, management does not believe that this information would currently be meaningful to investors. As of December 31, 2011, the Company marketed approximately 160 generic pharmaceutical product families and approximately 30 brand pharmaceutical product families in the United States and a significant number of product families internationally through our Global Generics and Global Brands Divisions, respectively, and distributes approximately 9,960 stock-keeping units (SKUs) through our Distribution Division. The Company operates in key international markets, including Canada, United Kingdom, France, Greece, and Australia, with each product priced individually and dynamically in local currencies based on market factors for such product. Further, our pricing varies significantly from product-to-product and country-to-country, and therefore it would be difficult to compare prices on a consistent basis.

In future periods, the Company will disclose any known trends regarding price and / or volume increases that are material to an understanding of the Company’s business.

Jim B. Rosenberg

May 4, 2012

Comment 3

Liquidity and Capital Resources, page 58

3.	Please provide us proposed revised Working Capital Position or Cash Flows from Operations disclosure to be included in future filings that discusses the apparent deterioration in accounts receivable and the potential impact on liquidity. In this regard, your accounts receivable balance at the end of 2011 more than doubled from your 2010 balance while revenues have not doubled. Based on fourth quarter net revenues reported in your supplementary data on page F-53, it appears that your days sales outstanding calculated on a net basis have deteriorated from approximately 53 days at December 31, 2010 to approximately 68 days at December 31, 2011.

Our Response:

The Company respectfully acknowledges the Staff’s comment and notes that the increase in accounts receivable and change to days sales outstanding (“DSO”) referred to by the Staff are primarily the result of accounts receivable for the Company’s sales of atorvastatin, which was launched by the Company on November 30, 2011. Due to the timing of the product launch, all accounts receivable related to sales of atorvastatin in the quarter were outstanding at year end. Based on the Staff’s comment, the Company has enhanced its disclosures regarding Working Capital Position and Cash Flows from Operations on page 34, “Liquidity and Capital Resources” of its 2012 First Quarter 10-Q to more clearly present the key drivers of the changes in working capital and operating cash flows and will include similar disclosures in future Form 10-Q and Form 10-K filings:

Working Capital Position

Working capital at March 31, 2012 and December 31, 2011 is summarized as follows (in millions):

Jim B. Rosenberg

May 4, 2012

	March 31,	December 31,	Increase
	2012	2011	(Decrease)
Current Assets:
Cash and cash equivalents	$168.7	$209.3	$(40.6)
Marketable securities	13.5	14.9	(1.4)
Accounts receivable, net of allowances	1,030.8	1,165.7	(134.9)
Inventories, net	904.6	889.4	15.2
Prepaid expenses and other current assets	126.5	122.3	4.2
Deferred tax assets	164.5	168.1	(3.6)

Total current assets	2,408.6	2,569.7	(161.1)

Current liabilities:
Accounts payable and accrued expenses	1,301.3	1,535.4	(234.1)
Short-term debt and current portion of long-term debt	189.0	184.5	4.5
Income taxes payable	75.7	106.7	(31.0)
Other	12.6	12.9	(0.3)

Total current liabilities	1,578.6	1,839.5	(260.9)

Working Capital	$830.0	$730.2	$99.8

Current Ratio	1.53	1.40

Working Capital increased $99.8 million to $830.0 million at March 31, 2012 compared to $730.2 million at December 31, 2011. The increase in working capital was primarily due to net income adjusted for noncash items including amortization and depreciation ($155.8 million), working capital acquired in connection with the Ascent acquisition ($27.2 million) partially offset by repayment of debt ($60.0 million) and capital expenditures ($22.8 million).

Cash Flows from Operations

Summarized cash flow from operations is as follows (in millions):

	Three months ended March 31,
	2012	2011
Net cash provided by operating activities	$100.4	$232.0

Cash flows from operations represent net income adjusted for certain non-cash items and changes in assets and liabilities. The Company has generated cash flows from operating activities primarily driven by net income adjusted for amortization of our acquired product rights and depreciation. Cash provided by operating activities was $100.4 million for the three months ended March 31, 2012, compared to $232.0 million for the prior year period. Net cash provided by operations was lower in the three months ended March 31, 2012 compared to the three months ended March 31, 2011 primarily related to:

•

a net increase in the amount of cash used by changes in accounts payable and accrued expenses of $199.6 million, as a result of payments to Pfizer in connection with our launch of atorvastatin that were accrued at December 31, 2011;

•

a net decrease of $78.2 million in the amount of cash generated through changes in income and other taxes payable primarily as a result of higher earnings in the fourth quarter 2011 compared to the fourth quarter of 2010, due to the launch of atorvastatin; and,

Jim B. Rosenberg

May 4, 2012

•

a net decrease of $29.7 million in the amount of cash generated through changes in inventory balances. In the current year period, inventories decreased $3.3 million whereas in the prior year period, inventories decreased $33.0 million.

The above amounts were offset in part by a net increase in the amount of cash provided by changes in accounts receivable of $129.6 million, as a result of both timing of sales and cash collections and an increase in net income adjusted for non-cash items including amortization, depreciation, provisions for inventory reserves and stock-based compensation.

Comment 4

Critical Accounting Estimates Revenue and Provision for Sales Returns and Allowances, page 62

4.	Based on the rollforward information in the table on page F-13, it appears that your provision for chargebacks has declined from 25.2% of gross revenue in 2009 to 20.3% in 2010 and 17.6% in 2011. It also appears that your provision for rebates has increased from 9.0% of gross revenue in 2009 to 13.0% in 2010 and 15.0% in 2011. Please provide us proposed discussions to be included in future periodic filings that explains the reasons for these trends and indicates whether you expect them to continue.

Our Response:

The Company respectfully acknowledges the Staff’s comment. Based on the Staff’s comment, the Company has included the following disclosure in its 2012 First Quarter 10-Q on page 7, and will include similar disclosure in future Form 10-Q and Form 10-K filings:

Net revenues and accounts receivable balances in the Company’s consolidated financial statements are presented net of SRA estimates. Certain SRA balances are included in accounts payable and accrued expenses. Accounts receivable are presented net of SRA balances of $528.9 million and $556.3 million at March 31, 2012 and December 31, 2011, respectively. SRA balances in accounts receivable at March 31, 2012 decreased $27.4 million compared to December 31, 2011 primarily related to the timing of annual rebates payments which typically occur in the first quarter of the year. Accounts payable and accrued expenses include $215.5 million and $250.5 million at March 31, 2012 and December 31, 2011, respectively, for certain rebates and other amounts due to indirect customers. SRA balances in accounts payable and accrued expenses at March 31, 2012 decreased $35.0 million compared to December 31, 2011 primarily related to timing of Medicaid payments.

Jim B. Rosenberg

May 4, 2012

In addition, the Company respectfully proposes the following revised disclosure (based on the disclosure contained in the 2011 Form 10-K at page F-13) as an example of the disclosure to be included in future Form 10-K filings. New language is indicated by underline.

The following table summarizes the activity in the Company’s major categories of SRA (in millions):

	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Total
Balance at December 31, 2008	$120.6	$125.8	$69.5	$12.3	$328.2
Add: Arrow Acquisition	5.3	37.0	11.3	1.5	55.1
Provision related to sales in 2009	1,169.0	415.1	183.8	72.8	1,840.7
Credits and payments	(1,177.5)	(389.5)	(167.1)	(71.3)	(1,805.4)

Balance at December 31, 2009	117.4	188.4	97.5	15.3	418.6
Provision related to sales in 2010	1,175.5	755.0	206.5	90.5	2,227.5
Credits and payments	(1,192.1)	(723.5)	(214.7)	(88.8)	(2,219.1)

Balance at December 31, 2010	100.8	219.9	89.3	17.0	427.0
Provision related to sales in 2011	1,308.1	1,113.2	306.6	120.5	2,848.4
Credits and payments	(1,248.0)	(844.1)	(273.9)	(102.6)	(2,468.6)

Balance at December 31, 2011	$160.9	$489.0	$122.0	$34.9	$806.8

The provision for chargebacks as a percentage of gross revenues has decreased from 25.2% in 2009, 20.3% in 2010, and 17.6% in 2011 primarily related to growth of international revenues as a result of the acquisitions of Arrow in November 2009 and Specifar in 2011 in the Global Generics Segment, and increased revenue in our Distribution Segment. International markets have little if any chargeback related expenses compared with the U.S. market where such amounts represent the Company’s most significant SRA provision. In addition, the provision for chargebacks as a percentage of gross revenue is less than our normal rates on gross revenue of atorvastatin and methylphenidate ER, which were both launched in 2011. The provision for rebates has increased from 9.0% in 2009, 13.0% in 2010, and 15.0% in 2011 primarily related to the growth of international revenues as a result of the acquisitions of Arrow in November 2009 and Specifar in 2011 in the Global Generics segment. In addition, the provision for rebates as a percentage of gross revenue is higher than our normal rates on gross revenue of atorvastatin and methylphenidate ER, which were both launched in 2011.

The Company does not expect future payments of SRA to materially exceed our current estimates. However, if future SRA payments were to materially exceed our estimates, such adjustments may have a material adverse impact on our financial position, results of operations and cash flows.

Jim B. Rosenberg

May 4, 2012

Comment 5

Signatures, page 75

5.	We note that your Form 10-K is not signed by an individual identified as either your controller or principal accounting officer as required by General Instruction D to Form 10-K. Please amend your filing to include the signature of your controller or principal accounting officer. In the alternative, if your Form 10-K was already signed by an individual acting in either of these capacities, please confirm that you will indicate this additional capacity in the signature block for this individual in future filings.

Our Response:

The Company’s Chief Financial Officer – Global, R. Todd Joyce, who signed the Form 10-K on page 75, serves as the Company’s Principal Financial Officer and Principal Accounting Officer. The Company confirms that it will indicate this additional capacity in the signature block for this individual in future filings and has done so in its First Quarter 2012 Form 10-Q filed on May 3, 2012 on page 41.

Comment 6

Notes to Consolidated Financial Statements

Note 4 – Acquisitions and Divestitures, page F-17

6.	Please provide us proposed revised disclosure to be included in future filings that:
•	Indicates that your business acquisitions after 2008 were accounted for under the acquisition method, not the purchase method, as indicated in ASC 805-10-05-4.
•

Removes reference to the allocation of the purchase price. Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the indentified net assets acquired was a construct of the purchase method under APB 16 and SFAS 141.

Our Response:

The Company respectfully acknowledges the Staff’s comment. Based on the Staff’s comment, the Company has included revised disclosure in its 2012 First Quarter 10-Q on page 9, which indicates that the Company’s business acquisitions after 2008 were accounted for under the acquisition method as indicated in ASC 805-10-05-4, and removes references to the allocation of the purchase price. The Company will include similar disclosure in future filings.

Comment 7

Note 16 – Commitments and Contingencies, page F-41

Legal Matters, page F-41

7.	Regarding your disclosures for legal matters, you indicate that you “…accrue for liabilities when losses are probable and reasonably estimable.” Consistent with ASC

Jim B. Rosenberg

May 4, 2012

450-20-50-4 your disclosures should include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please provide us with disclosures to be included in future filings in accordance with the literature cited.

Our Response:

The Company respectfully acknowledges the Staff’s comment. The Company has outlined below a framework of additional disclosure the Company proposes to include in future filings. For the reasons described in the proposed disclosure, it is often not possible for the Company to estimate a range of reasonably possible losses. When the Company is unable to estimate a range of reasonably possible losses associated with the matters disclosed, the Company will state this in its future disclosure. However, the proposed disclosure framework also includes alternative disclosure for when the Company concludes that a range of reasonably possible losses is estimable for one or more of its litigation matters.

The Company has included disclosure based on the below framework in its 2012 First Quarter 10-Q on page 19.

Jim B. Rosenberg

May 4, 2012

Applicable Portions of Draft Revised Note (framework of proposed additions to the disclosure in our 2011 Form 10-K are indicated by underline)

NOTE 16 — Commitments and Contingencies

Legal Matters

Watson and its affiliates are involved in various disputes, governmental and/or regulatory inspection, inquires, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows. The Company’s general practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when losses are probable and reasonably estimable.

We evaluate, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that has been accrued previously. [To be added if the Company has recorded material contingent legal liabilities: At , 20XX, the Company’s consolidated balance sheets included accrued loss contingencies of $XX million.]

Our legal proceedings range from cases brought by a single plaintiff to class actions with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of our business and a variety of claims (including, but not limited to, qui tam actions, antitrust, product liability, patent infringement and trade practices), some of which present novel factual allegations and/or unique legal theories. In addition, a number of the matters pending against us are at very early stages of the legal process (which in complex proceedings of the sort faced by us often extend for several years). As a result, [some matters have not][none of these matters has]1 yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss. [To be added if a reported proceeding includes a claim for specific damages and we conclude that disclosure would not be meaningful to investors: In those proceedings in which plaintiffs do request publicly quantified amounts of relief, we do not believe that the quantified amounts are meaningful because they are merely stated jurisdictional limits, exaggerated and/or unsupported by the evidence or applicable burdens of proof.]

[1]	The Company will select the applicable disclosure alternative depending on the facts.

Jim B. Rosenberg

May 4, 2012

[To be added if the Company has material loss contingencies for which an aggregate range of reasonably possible loss is estimable: Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues such that we are able to estimate a range of reasonably possible loss. Accordingly, for those material legal proceedings and other matters disclosed below as to which a loss is reasonably possible, whether in excess of a related accrued liability or where there is no accrued liability, and for which we are able to estimate a range of reasonably possible loss, the current estimated range is zero to $XXX million in excess of the accrued liability (if any) related to those matters. This aggregate range represents management’s estimate of reasonably possible loss with respect to these matters and is based on currently available information. This estimated range of reasonably possible loss does not represent our maximum loss exposure. The legal proceedings and other matters underlying the estimated range will change from time to time and actual results may vary significantly from the current estimate.]

Form 8-K filed February 14, 2012

Comment 8

Exhibit 99.2

Exhibit 99.3

8.	In these exhibits you present entire statements of operations to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Our Response:

The Company respectfully acknowledges the Staff’s comment. The Company represents that it will no longer present entire statements of operations to reconcile GAAP earnings to non-GAAP earnings in tables as exhibits in future Item 2.02 Form 8-K submissions or elsewhere.

The Company respectfully informs the Staff that the Company has presented these tables in response to requests from investors for this information. To satisfy the demands of our investors, while complying in good faith with the requirements of Item 10(e)(1) of Regulation S-K and Regulation G, the Company proposes to provide additional detail concerning its GAAP to Non-GAAP adjustments in the below format. The Company intends that this table would complement the existing reconciliations of the Company’s non-GAAP earnings to its GAAP earnings contained in its earnings releases (see, e.g., page 10 of Exhibit 99.1 to the Current Report on Form 8-K furnished on April 30, 2012), and the Company proposes to post tables in this format on its website.

Jim B. Rosenberg

May 4, 2012

WATSON PHARMACEUTICALS, INC.
GAAP TO NON-GAAP ADJUSTMENTS

January 1, 2012—March 31, 2012

Description	Pre-tax adjustment	After-tax adjustment	Line item	Segment
Amortization expense (1)	$132.1	$89.6	Amortization
Legal matters (2)	59.8	35.6	G&A
Acquisition and licensing (3)
Milestone Payments	11.0	9.7	R&D	Global Brands
Acquisition costs	14.6	10.3	G&A

Total acquisition and licensing	25.6	20.0
Accretion expense (4)
Contingent Consideration and Preferred Stock	7.9	7.8	Int.Exp.
Indemnity Asset	(0.1)	(0.1)	OI&E

Total accretion expense	7.8	7.7
Global supply chain (5)
Accelerated depreciation, severance and product transfer costs	1.7	1.1	COGS	Global Generics
Severance and accelerated depreciation	0.8	0.5	R&D	Global Generics
Costs related to closing a facility	0.1	0.1	G&A

Total global supply chain	2.6	1.7
Asset sales/impairments (6)	0.2	0.3	Loss on asset sales/impairments
Non-recurring (gains) losses (7)	(1.5)	(0.9)	OI&E

Totals by segment and P&L line item	$226.6	$154.0

Explanation of reconciling items to arrive at non-GAAP financial results:

1.	Includes amortization expense of acquired intangible assets, such as product rights, and amortization of the excess purchase price of an equity method investments recorded in other income.

2.	Includes costs of $59.8, net of expected insurance recoveries associated with a reserve for legal matters.

3.	Amount in research and development includes $11.0 of R&D milestone payment made in connection with licensing agreements in the Global Brands segment. Amount in general and administrative includes $14.6 related to acquisition costs associated with the Ascent and Actavis transactions.

4.	Amount in interest expense represents a non-cash fair value adjustment related to the Company’s preferred stock of $4.4 and adjustments to the fair values of contingent liabilities associated with Arrow Group, Specifar and other acquisitions of $2.4, $0.7 and $0.4, respectively. These adjustments are based upon the passage of time and are classified as interest expense. Amount in other income represents a non-cash adjustment to the fair value of a contingent asset associated with the acquisition of Specifar.

5.	Represents amounts attributable to our global supply chain initiative to improve efficiencies primarily within our Generics segment. The costs relate to the closures of our manufacturing operations in Canada, India and Corona, CA and R&D facilities in Canada, Australia and Corona, CA. Amounts in cost of goods sold include $0.4 accelerated depreciation, $0.3 severance and retention and $1.0 product transfer costs. Amounts in research and development include $0.6 severance and retention and $0.2 accelerated depreciation. Amounts in general and administrative include $0.1 of costs related to closing down of a facility.

6.	Includes a $0.2 net losses on asset sales.

7.	Amount in other income includes $0.6 gain from a change in estimate in a reserve established in connection with an acquisition that is no longer required and $0.9 gain relating to the revaluation of securities issued by an equity method investee.

Jim B. Rosenberg

May 4, 2012

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call Todd Joyce at 862-261-7000.

Sincerely,

/s/ R. Todd Joyce

R. Todd Joyce

Chief Financial Officer – Global